INVEST IN **JACK HENRY**

We make clean + functional body care that supports a healthy microbiome


cleanse+
jack henry®
award winning self care for all

jackhenry.co   Costa Mesa California

LEAD INVESTOR



Mike Backaus CISO, ERM, Investor

JH is led by strong leadership and focused on providing sustainable and eco friendly products to the consumer. Product placement is critical in evolving the brand for JH. The company has managed to create a strong Omni presence in the marketplace through its strong marketing efforts. JH is focused on the consumer by providing high quality products with care for the environment. In addition, JH's studio strategy creates another successful revenue stream for the company that promotes JH products along with a quality experience makes the customer wanting to come back for more! Excited to be apart of a brand that has the potential to change the industry!

Invested $30,000 this round

Highlights

1. Over $5m in revenue, fulfilled over 98,000 orders, with 73% customer return rate.
2. True omni-channel revenue approach. Establishing four distinct channels. 2021 - 2022 100% YoY growth
3. Ecomm metrics = CAC $9 · ROAS 5.43x · AOV $49 · LTV/CPA 9.29
4. Retailers include Saks 5th Ave, J.Crew, Erewhon, Remedy Place, Verishop
5. Featured in GQ, Hypebeast, Rolling Stone, Forbes, Uncrate, Men's Health, Well + Good, goop, Byrdie
6. Proprietary plant-based formulas that are original, sustainable, cruelty-free certified and organic
7. Launched jack henry studios, a brick-and-mortar wellness club that offers hair and skin services
8. Studio metrics = CAC $15 · ROAS 13.3x · AOV $83.36 · LTV/CPA 73. Yearly LTV $960

Our Team



Kyle Bardouche Founder & CEO

Kyle is a persevering business leader with 10+ years of experience in brand building, forging new categories and building a global presence. Previously, he has helped companies optimize and deliver product, build brand and business strategies.



Doug Peters Director of Operations

Doug oversees our operations from sourcing and logistics to scaling our in-house manufacturing processes. He joined our team in the early days and has a proven track record of driving efficiencies and an eye for quality and precision.



Aj Ogden Brand Director

Aj is a brand strategist and creative director with over 7 years of experience. he has built and overseen campaigns with brands such as Dyson, Adidas, Hyundai, google, Samsung and many more.



Carlos Ortiz Creative Director of Hair

Carlos is a leading trendsetter and natural talent in the hair and beauty industry. With over 20 years of haircutting experience, he started his career in Los Angeles and then took on the New York hair scene for a decade. He will be heading up Studios NYC



Alec Dieppa Head Formulator

A veteran of the beauty industry. His passion for creating products began over a decade ago and quickly became an obsession. Being hands-on as a hairstylist gives him a unique insight into the needs and trends in the world of self care.



Ben Rawitz Strategic partner

15+ years of managing Tom Brady. The relationship between Tom and Gisele extends far beyond the boardroom. Ben is a trusted advisor and friend. He touches all aspects of Tom's businesses and is a strong gatekeeper for Tom.

Jack Henry is often recognized not just for their clean + functional products, but for their commitment to

transparency and design. Winning awards such as "hair product of the year", "a sustainable grooming brand you need to know".


jack henry®
2022 PRIVATE & CONFIDENTIAL

THE PROBLEM – Mens hair and skincare products haven't evolved in decades. Most products on the market currently are filled with synthetics, toxins and harsh chemicals and are cheap and used as fillers. They aren't transparent nor sustainable. Men now, are reading ingredient labels and are conscious of what they're putting on their bodies every day.

Jack Henry is changing that.


hi, jack henry here.
we make clean + functional body care that supports a healthy microbiome

THE SOLUTION – Through proprietary and transparent formulations, Jack Henry has created a plant-based collection of full body care you can trust. Jack Henry sources the purest ingredients on the planet for each and every product, all designed to feed the microbiome and bring balance.


men's hair and skincare products haven't evolved in decades.
we're changing that.
the average hair product on the market has 30+ ingredients. our hair clay has 4.
US
simple ingredients
sustainable packaging
no synthetic fragrance
stimulates hair growth
feeds your skin
THEM
complicated ingredients
no sustainable packaging
synthetic fragrance
stops hair growth
strips your skin
JACK HENRY
HAIR


the opportunity
jack henry is a wellness brand
everything we do is in-house.
jack henry studios, a wellness club
highlights to date :
• opening of jack henry studios

TRACTION – Over 4.5 million in total revenue, more than 90,000 total orders, best hair product of the year, best skincare product of the year, a 62% online customer return rate. These are just a few of the key highlights since inception. Jack Henry saw significant growth in 2020, resulting in a 488% increase and total revenue of 1.25 million respectively. Investing back into the infrastructure in 2021, Jack Henry is poised to see another notable step in growth in 2022, with projected revenue of 2.5 million.

The opening and success of Jack Henry Studios, a wellness club, has truly transcended the brand from strictly DTC, to solidified as full omni-channel. A recent partnership with iconic David Pirrotta Brands sets the stage for exciting growth in distribution in 2023.




— a new way
all formulations are original and created in-house by our founder.

jack henry® the conscious consumer

the jack henry customer doesn't fit into one singular age, cultural or geographic category. he is everywhere.

our lifestyle and wellness approach is unique - we even go as far to say we are not a grooming brand. this has created a new class of consumer aware of the impact self-care decisions have on not only their body and longevity, but the environment around them.



we have standards and so should you.

since when did it become normal to use cheap ingredients? jack henry was built on the idea that you should be able to trust what's inside your body care. not only do we make sure that our ingredients are certified organic, we also source them from where they are natively grown, ensuring that you get the purest form possible. the coconut oil in our clay pomade? that was handpicked and harvested in the philippines. the bergamot oil in our deo? we got that in italy. from avocado oil in kenya to beeswax in ohio, we are constantly searching out the cleanest ingredients on the planet.

our "no" list

aluminum
parabens
phthalates
pegs
sulfate
silicone
plastics
alcohols
gluten
glycols
mineral oil
synthetics
animal testing

jh

PRODUCTS : All formulations are proprietary and created in-house. No outside chemists or labs. Jack Henry operates and manages production, inventory, logistics, marketing, sales and product development in-house by their team. Jack Henry has a deep supply chain with family-run, eco-cert and sustainable farms for their ingredients.

jack henry® ingredient sourcing


bergamot oil
blood orange oil
lemon oil
juniper oil
lavender oil
bentonite clay
baking soda
sweet almond oil
sea salt
kaolin clay
beeswax
witch hazel
artesian water
sunflower oil
pomegranate oil
camellia oil
hinoki oil
arrowroot powder
rice oil
turmeric oil
jojoba oil
hazelnut oil
rosehip oil
avocado oil
tea tree oil
eucalyptus oil
grape seed oil
beeswax (white)
coconut oil
mango butter
castor oil


clay
paste
hair powder
hair
body
super face cream
face toner
nightly detox
super face oil
face
we are changing the way you think about your routine, elevating each step for a consistently better experience
THINK DIRTY.

Market Landscape –

For years the words 'natural' and 'performance' were rarely used in the same sentence. Jack Henry is changing the way people think about their products. A category primarily dominated by corporate legacy players, Jack Henry is taking a new approach to an outdated industry.

Opportunity –

What's really in your body care? For decades brands have increasingly added cheap synthetics and fillers that aren't good for your body and are doing long-term damage.

Competition –

We have two main categories of competitors. the old and antiquated grooming industry and new modern natural wellness brands.

stay clean



jack henry®
PRICE
$24
OF INGREDIENTS
4
SUSTAINABLE PACKAGING
YES
ORGANIC OR PLANT BASED
YES

the breakdown



488%
yoy growth
growing 15%
month over month
90%
gross margins
6.75%
conversion rate
120k
social followers
82%
customer return rate
5.93
roas 'return on ad spend'
top 18%
of all beauty brands (growth)
$8
cac 'customer acquisition cost'
over 85k
total orders
$49
aov 'average order value'
200k
email subscribers

revenue projections



$35m
$30m
$25m
$20m
$15m
$10m
$0m
2021
2022
2023
2024
2025

> ***forward-looking projections cannot be guaranteed.***



the past year we have really diversified our revenue streams and have become truly omni-channel.
REVENUE BREAKDOWN
5%
15%
50%
ecomm / direct website
30%



then
2017
2018
2019
2020
Forbes
goop

now


2021
april
launched
shampoo
J.CREW
jack henry®
studios
EREWHON
august
raised
$400k
2022 jack henry®
february
sold our
100,000th
march
cruelty free certification
may
merch launch
october
fragrance launch
march
super face
serum
launched

jack henry® press mentions

Forbes | goop | BYRDIE
uncrate | AIRDUS | THE MANUAL
furthermore/ | GQ | HYPEBEAST
Men'sHealth | WELL+GOOD | MEN'S JOURNAL

jack henry® retailers

J.CREW | EREWHON | REMEDY
Saks Fifth Avenue | DAVID PIRROTTA | VERISHOP

introducing

a wellness club

jack henry®
s t u d i o s

welcome to jack henry studios. we have created a space that ***redefines the meaning of wellness.*** with a focus on education, we are bridging the gap between self-care and functionality. every service has been designed for you and your needs.

jack henry® studios



hair

all haircuts at jack henry studios are individually tailored to the look and feel of who you are. every single one of us is different... your hair is no exception.



skin

centered around our 3 step skincare routine, we have created an experience to help break up your day. simple and effective, our face refresh will cleanse, tone and hydrate your skin, bringing it back to life.



body + mind

not just hair and skin, but full body. our comprehensive approach to wellness doesn't stop in the chair. our [illegible] will help heal your body and calm your mind.


jack henry® studios

jack henry® studios

projected revenue

2022 **$500k**

2023 **$1m**

2024 **$2m**



forward-looking projections cannot be guaranteed



the leadership team
KYLE
bardouche
founder
AJ
ogden
brand director
DOUG
peters
director of operations
BEN
rawitz
DYLAN
tucker
CARLOS
ortiz
ALEC
dieppa



erin
kyle
kent
aj
doug
studios
kiersten
dylan
olivia
josue
stylists
sam
zack
carlos
alec
taylor
gabe
tyler
max
jimmy
jack henry® org chart



use of funds
jack henry studios #2
working capital
new hires to fuel growth
marketing + advertising
inventory
debt
jack henry has a small amount of short term debt that will be settled with this raise.
jh studios #2
25%
marketing + advertising
15%
inventory
10%
new hires to fuel growth
20%
working cap
20%
debt
10%

Men's Personal Care Market Size –

The global men's personal care market size was valued at USD 30.8 billion in 2021 and is expected to expand at a compound annual growth rate (CAGR) of 9.1% from 2022 to 2030. The growing demand for gender-specific products such as shampoos, conditioners, shaving creams, and face masks and peels by men is expected to positively impact the market.

According to a Byrdie article published in May 2020, in the U. S., the average male spends approximately USD 244 per month on skin care products, with facial moisturizers accounting for the majority of the money spent. The growing awareness of men's skincare products is predicted to increase demand in the upcoming years.

What started as a hair care brand transformed into a full-body personal care and wellness brand with new categories in sight including clean sunscreen, fragrance and supplements.



jack henry®
invest now
WEFUNDER.COM/JACK.HENRY.3